EXHIBIT 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 Canada	Tel: 416-640-0400 Fax: 416-640-0412 www.northcore.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the shareholders of NORTHCORE TECHNOLOGIES INC. (the "Company") will be held in the Gallery Room, at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2, on Wednesday, May 28, 2008, at the hour of 4:00 p.m., Toronto time, for the following purposes:

1.	to receive and consider the Company's financial statements for the financial year ended December 31, 2007, together with the report of the auditors thereon;

2.	to elect directors for the ensuing year;

3.	to appoint auditors for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration;

4.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the management information circular accompanying this notice. In addition to the management information circular, a form of proxy, and a supplemental mailing request and electronic materials form also accompany this notice.

The board of directors of the Company has determined that shareholders registered on the books of the Company at the close of business on April 18, 2008 are entitled to notice of the Meeting and to vote at the Meeting.  Shareholders of the Company who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope.  To be valid and acted upon at the Meeting, forms of proxy must be filled out and signed correctly and either (i) returned to the Company's registrar and transfer agent, Equity Transfer & Trust Company, 200 University Ave., Suite 400 Toronto, Ontario M5H 4H1, Fax: (416) 361-0470 at any time up to and including 5:00 p.m. on May 26, 2008 (or not less than forty eight (48) hours, excluding Saturdays and holidays, preceding the Meeting or any reconvened Meeting in the event of an adjournment of the Meeting); or (ii) presented to, and verified by, the Company’s registrar and transfer agent Equity Transfer & Trust Company or with the Chairman of the Meeting, at the Meeting prior to the commencement of the Meeting or any adjournments thereof.

DATED at Toronto, Ontario this 15th day of April 2008.

By order of the Board of Directors

T. Christopher Bulger
Chairman of the Board of Directors

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular and the accompanying form of proxy are furnished in connection with the solicitation of proxies by and on behalf of the management of NORTHCORE TECHNOLOGIES INC. (“Northcore” or the "Company") for use at the annual meeting of shareholders of the Company (the "Meeting") to be held on Wednesday, May 28, 2008 for the purposes set out in the accompanying notice of meeting.  In addition to the use of the mail, proxies may be solicited by officers, directors and regular employees of the Company personally or by telephone. The cost of such solicitation will be borne by the Company except for the cost of postage required to return the forms of proxy which will borne by the individual shareholders.

The persons appointed pursuant to the enclosed form of proxy, who are directors or officers of the Company, will vote the shares or withhold the shares from voting, as applicable, in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares shall be voted for the election of directors and the appointment of auditors, as stated under those headings in this Management Information Circular.  The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. If matters which are not now known should properly come before the Meeting, the shares represented by the proxy will be voted on such matters in accordance with the best judgment of the person voting such shares. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of such person in the blank space provided in the form of proxy or by completing another proxy in a form similar to the enclosed and, in either case, sending it to the Company or its transfer agent, Equity Transfer & Trust Company, 200 University Ave., Suite 400 Toronto, Ontario M5H 4H1, Fax: (416) 361-0470, in the return envelope provided. Instruments appointing proxies to be used at the Meeting must be deposited with the Company or its transfer agent at any time up to and including 5:00 p.m. on May 26th, 2007 (or not less than forty eight (48) hours, excluding Saturdays and holidays, preceding the Meeting or any reconvened Meeting in the event of an adjournment of the Meeting); or (ii) presented to, and verified by, the Company’s registrar and transfer agent, Equity Transfer & Trust Company, or with the Chairman of the Meeting, at the Meeting prior to the commencement of the Meeting or any adjournments thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

The non-registered shareholders of the Company should review the information set forth in this section carefully. Shareholders who do not hold their shares in their own name (referred to in this Management Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, those shares will, in all likelihood, not be registered in the shareholder’s name. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co. (the registration name for The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

National Instrument 54-101 of the Canadian Securities Administrators requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (applicable in Canada & the US). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote shares directly at the Meeting. The voting instruction forms must be returned to Broadridge  (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her broker (or an agent of such broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as proxy holders for the registered shareholders, should enter their own names in the blank space on the proxy form provided to them by their broker (or the broker’s agent) and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or the broker’s agent).

All references to shareholders in this Management Information Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

REVOCATION OF PROXY

A shareholder executing the enclosed form of proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing deposited at the registered office of the Company or its transfer agent at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or adjournment thereof, and upon either of such deposits the proxy shall be revoked.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

No person who has been a director or senior officer of the Company since the beginning of the last financial year and no person who is a proposed nominee for election as a director of the Company and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except as disclosed herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 108,538,085, common shares of the Company are issued and outstanding as of March 31, 2008.  Each common share entitles the holder thereof to one vote per share at the Meeting.

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as April 18, 2008. A quorum for the transaction of business at the Meeting is at least two shareholders represented in person or by proxy holding not less than ten percent (10%) of the outstanding shares of the Company entitled to vote at the Meeting. Under the Articles of Incorporation of the Company and applicable laws, abstentions and broker non-votes will be treated as non-votes.

All shareholders of record as at the close of business on the record date will be entitled to vote at the Meeting except to the extent that any such shareholder has since the record date transferred any of his or her shares. In such case, a transferee of those shares may produce properly endorsed share certificates, or otherwise establish that he or she owns the shares and provided that he or she has demanded, no later than ten (10) days before the Meeting, that the Company recognize the transferee as a person entitled to vote the transferred shares, such transferee will be entitled to vote such shares at the Meeting.

To the knowledge of the directors and officers of the Company, as of the date hereof the only person or company, who beneficially owns, directly or indirectly, or controls or directs, an aggregate of securities convertible into an amount over ten percent (10%) of the voting shares of the Company is Kris Sammy, a registered individual portfolio manager with Dundee Securities Corporation, who beneficially owns, and/or exercises control or direction over, approximately 16,315,560 common shares of the Company, representing a total of approximately 15% of the outstanding common shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

Presentation of Financial Statements

The Company’s audited consolidated financial statements for the financial year ended December 31, 2007 and the report of the auditors thereon which were filed on SEDAR at www.sedar.com will be submitted to the shareholders at the Meeting.  No vote will be taken on the financial statements.

ELECTION OF DIRECTORS

The Articles of Incorporation of the Company currently provide for a Board of Directors consisting of not less than three (3) and not more than fifteen (15) directors, to be elected annually. The Business Corporations Act (Ontario) provides that, where a minimum and maximum number of directors is provided for in the articles of a company, the directors of that company may, if empowered by special resolution of its shareholders, by a resolution determine the number of directors to be elected at each annual meeting of the shareholders. Pursuant to the by-laws of the Company the Board of Directors of the Company has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the Articles of the Company. The Board of Directors has determined by resolution that the size of the Board is six (6) directors.

The following information relates to the election of directors of the Company and to the persons proposed to be nominated for election as directors. The Board of Directors presently consists of six (6) directors whose term of office expires at the next annual meeting of shareholders or until successors are elected or appointed.  Management proposes that the persons named below be nominated at the Meeting for re-election as directors of the Company to serve until the next annual meeting of shareholders or until successors are elected or appointed. In the event that any of the nominees are unwilling or unable to seek re-election, it is intended that the discretionary authority given in the proxies hereby solicited will be exercised to vote such proxies for the election of other persons as directors.

Unless directed to the contrary, the enclosed proxy will be voted FOR the nominees listed below (or for substitute nominees in the event of contingencies not known at present) who will serve until the next annual meeting of shareholders or until their successors are elected or appointed.

The following table sets out the names of the persons nominated by management for election of directors.  The table includes information furnished by the nominees individually concerning their principal occupations, employment, common shares beneficially owned by them or over which they exercise control or direction and certain other information:

Name, Age and Municipality of Residence	Director Since	Position with the Company	Approximate number of shares of the Company beneficially owned directly or indirectly
T. CHRISTOPHER BULGER, (1)(2)(3) 50, Toronto, Ontario	May 28, 1996	Director and non-executive Chairman of the Board since October 14, 2005	330,313
DUNCAN G. COPELAND, 51 Potomac, MD, USA	June 23, 2004	Director and Chief Executive Officer, since July 11, 2007	128,300
DAVE GELINEAU,(1)(2)(3) 49, Ottawa, Ontario	Sept. 23, 2005	Director	1,400
JEFFREY LYMBURNER, 51, Oldsmar, Florida, USA	May 28, 1996	Director and Chief Executive Officer from August 1, 1999 to July 11, 2007	4,373,625
JIM MOSKOS, 45, Toronto, Ontario	June 7, 1999	Director and Chief Operating Officer, since July 11, 2007 President, Technology Group from October 19, 1999 to July 11, 2007	146,371
DARROCH ROBERTSON (1)(3) 56, Port Stanley, Ontario	June 25, 2003	Director	5,000
(1)Member of the Management Resources and Compensation Committee (2)Member of the Corporate Governance Committee (3) Member of Audit Committee

The number of common shares beneficially owned by directors and officers as a group is 4,985,009 representing approximately five percent (5%) of the issued shares of the Company.

Set forth below are particulars of the principal occupations for at least the preceding five years of the above named nominees:

T. CHRISTOPHER BULGER, Toronto, Ontario
Non-executive Chairman of the Board of Directors, Chairman of the Management Resources and Compensation and Corporate Governance Committees, and member of the Audit Committee

Mr. Bulger has been the non-executive Chairman of the Board since October 14, 2005 and a director of the Company since May 28, 1996. Mr. Bulger has been Chief Financial Officer of Zeno Global Limited since November 2007, a new out-of-home advertising technology that provides moving ads to moving people. Mr. Bulger is also acting Chief Executive Officer and formerly Chairman of Megawheels Inc., a software and solutions provider to the online classified advertising industry. From December 1999 to December 2001, Mr. Bulger was President and Chief Executive Officer of eLab Technology Ventures Inc. Mr. Bulger served as Executive Vice President of our Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998. Mr. Bulger is a CFA, holds an MBA from  INSEAD, France and an HBA from The Richard Ivey School of Business, Canada.

DUNCAN COPELAND, Potomac, Maryland
Chief Executive Officer

Mr. Copeland has been our Chief Executive Officer since July 11, 2007 and is President of Copeland and Company, a consultancy based in North Potomac, Maryland. He has been a Director of the Company since its inception, except for the period from 2001-2004. Mr. Copeland has been a member of the faculties of the Richard Ivey School of Business, The University of Western Ontario and the Robert Emmett McDonough School of Business, Georgetown University. He is a trustee of the Charles Babbage Foundation. Mr. Copeland holds a doctorate from the Harvard Business School.

DAVE GELINEAU, Ottawa, Ontario
Member of the Management Resources and Compensation, Corporate Governance and Audit Committees

Mr. Gelineau has more than 25 years of sales and marketing experience in the information technology sector working closely with public sector organizations. Mr. Gelineau currently works as a senior sales executive with Donna Cona, Canada's leading aboriginal information technology services and consulting organization. Previously, Mr. Gelineau worked with Accenture, IBM and Xwave, and was responsible for identifying, constructing and implementing partnership strategies with Oracle, Sybase, Cognos, Hewlett-Packard as well as several dominant telecommunications companies.

JEFFREY LYMBURNER, Oldsmar, Florida

Mr. Lymburner is the Chief Executive Officer of Channel Shift LLC. Mr. Lymburner served as the Company’s Chief Executive Officer from August 1, 1999 to July 11, 2007 and was a founding shareholder of our Company. He was President of our Company from its founding in 1995 to October 11, 2001. Prior to the founding of our company, Mr. Lymburner was President of Completely Mobile Inc., a cellular and wireless data company, from 1990 to 1995.

JIM MOSKOS, Toronto, Ontario
Chief Operating Officer

Mr. Moskos has been Chief Operating Officer of the Company since July 11, 2007. Mr. Moskos served as President of the Technology Group from October 19, 1999 to July 11, 2007 and as Vice President - Technology from September 1997 to October 19, 1999.  From September 1994 to August 1997, Mr. Moskos was Senior Technology Manager for the Canadian Department of Indian Affairs and Northern Development responsible for setting the technical direction for all aspects of application development.

DARROCH (RICK) ROBERTSON, Port Stanley, Ontario
Chairman of the Audit Committee and member of the Management Resources and Compensation Committee

Mr. Robertson has been an Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past eleven years.  He has served as both the Director of the MBA program and the Director of the undergraduate HBA program at the Ivey School.  Mr. Robertson was also a director and chair of the audit committee of Stackpole Limited, a TSX listed company.  Mr. Robertson has also served as an elected member of council for the Institute of Chartered Accountants of Ontario, where he was chair on the audit committee and by-laws committee. Mr. Robertson is a CA and holds an MBA and PhD (Business) from the University of Western Ontario.

Attendance at Board Meetings

The following table sets out the attendance of the directors at meetings of the Board since the beginning of the Company’s most recently completed financial year (note “P” means present at the meeting and “A” means absent from the meeting):

Director	2007	2007	2007	2007	2007	2007	2007	2008
	Mar 23	May 9	June 6	June 13	July 11	Aug 14	Nov 13	Mar 19
Chris Bulger	P	P	P	P	P	P	P	P
Duncan Copeland	P	P	P	P	P	P	P	P
David Gelineau	P	P	A	A	P	P	P	P
Jeffrey Lymburner	P	P	P	P	P	P	P	P
Jim Moskos	P	P	P	P	P	P	P	P
Darroch Robertson	P	P	P	A	P	P	P	P

Other Director Related Disclosure

Except as disclosed below, no proposed director:

(a)       is, as at the date of this Management Information Circular, or has been, within the ten (10) years before the date of this Management Information Circular, a director or chief executive officer or chief financial officer of any company (including the Company in respect of which this Management Information Circular was prepared)  that:
i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
ii)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)        is, as at the date of the information circular, or has been within 10 years before the date of the information circular, a director or executive officer of any company (including the company in respect of which the information circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)       has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Director’s relationship to Megawheels Technologies Inc. subject to Cease Trade Order

•
Chris Bulger, the non-executive Chairman and a director of the Company, is also the acting Chief Executive Officer and formerly the Chairman and a director of Megawheels Technologies Inc., (“Megawheels”) which was listed on the TSX Venture exchange under the symbol "MWT", and which was issued a cease trade order on January 9, 2007 by the Ontario Securities Commission under paragraph 2 and paragraph 2.1 of subsection 127(1) and subsection 127(5) because Megawheels failed to provide continuous disclosure material of audited annual financial statements for the year ended August 31, 2006. Megawheels is currently completing its audits for 2006 and 2007.

APPOINTMENT OF AUDITORS

The Audit Committee has recommended the reappointment of KPMG LLP, Chartered Accountants to audit the Company’s financial statements for the fiscal year ending December 31, 2008.  The persons specified in the enclosed proxy intend to vote the shares represented by the proxies solicited in respect of the Meeting, on any ballot that may be called for, unless authority to do so is withheld, FOR the reappointment of the firm of KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Suite 200 Toronto, ON M2P 2H3, as the auditors of the Company to hold office until the next annual general meeting of the shareholders and authorizing the Audit Committee to fix the remuneration of the auditors. KPMG LLP was first appointed as the Company's auditors on August 12, 2005.

A representative of KPMG LLP may attend the Meeting and, if in attendance, will have an opportunity to make a statement if he or she so desires and to respond to appropriate questions.

The aggregate Audit Fees billed by KPMG LLP, for the year ended December 31, 2007, are set out in the table below:

Year	Audit Fees(1)	Audit Related Fees	Tax Fees(2)	Other Fees(3)
2006	$166,000	-	$3,000	$10,000
2007	$178,000	-	$3,000	-

(1)
Audit Fees represent costs associated with the audit of the Company’s annual consolidated financial statements including review of securities filings and review of the Company’s interim consolidated financial statements.

(2)	Tax Fees represent costs associated with the preparation of the Company’s annual tax filings, tax planning and advice.

(3)	Other Fees represent costs associated with the review and recommended accounting treatment related to complicated contracts or arrangements.

Disclosure related to the Company’s Audit Committee can be found under Item 6 section C.1 of the Company’s Annual Report on Form 20-F dated March 19, 2008 and posted under the Company’s profile on SEDAR at www.sedar.com.

PARTICULARS OF OTHER MATTERS TO BE ACTED ON

As of the date of this Management Information Circular, the management of the Company knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other business should come up before the Meeting, your proxy will be voted at the discretion of the proxyholder.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLES

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Company’s Named Executive Officers (“NEOs”). The Company’s NEOs, as at the end of 2007, were our Chief Executive Officer, Duncan Copeland, from July 11, 2007 and former Chief Executive Officer, Jeff Lymburner, from January 1 up to July 11, 2007, and our Chief Operating Officer, Jim Moskos (President, Technology Group, up to July 11, 2007). The table also discloses the executive compensation for Mr. Tam Nguyen, the Company’s Corporate Controller, who is responsible for the Company’s day-to-day financial activities and who provides the CFO certifications required under Multilateral Instrument 52-109.

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
						Restricted
					Options/	Shares or
				Other Annual	SARs	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Share Units	Payout	Compensation
Name And Principal Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)

Duncan Copeland	2007	30,000	Nil	Nil	250,000	Nil	Nil	Nil
CEO

Jeffrey Lymburner	2007	83,800	Nil	10,000	20,000	Nil	Nil	Nil
former CEO	2006	113,400	Nil	13,608	20,000	Nil	Nil	Nil
	2005	116,300	Nil	13,950	155,300	Nil	Nil	Nil

Jim Moskos	2007	200,000	Nil	12,000	500,000	Nil	Nil	Nil
COO	2006	200,000	Nil	12,000	20,000	Nil	Nil	Nil
	2005	200,000	Nil	12,000	650,000	Nil	Nil	Nil

Tam Nguyen	2007	90,000	Nil	6,500	40,000	Nil	Nil	Nil
Corporate Controller	2006	90,000	Nil	Nil	100,000	Nil	Nil	Nil

(1)	The Company’s provision of automotive related expenses.

The following table sets forth information concerning share and option ownership of each of our current directors and officers as of March 31st , 2008:

Name	Number of Common Shares Owned (1)	Number of Common Underlying Options (2)	Range of Exercise Prices of Options	Range of Expiration Dates of Options	Percentage of Common Shares Beneficially Owned (3)

Chris Bulger	330,313	765,000	$0.12 - $0.22	1/25/10 - 07/11/12	*

Duncan Copeland	128,300	405,000	$0.12- $0.22	11/15/08 - 07/11/12	*

David Gelineau	1,400	85,000	$0.12 - $0.17	11/15/08 - 07/11/12	*

Jeffrey Lymburner	4,373,625	195,300	$0.12 - $0.22	1/25/10 - 07/11/12	4.02%

Jim Moskos	146,371	1,170,000	$0.12 - $0.22	1/25/10 - 07/11/12	*

Darroch Robertson	5,000	195,000	$0.12 - $0.22	1/25/10 - 07/11/12	*

* Represents less than 1%.

(1)
Represents shares owned beneficially by the named individual other than those shares which may be acquired under our Company's option plans.  Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(2)	Includes all shares which the named individual has the right to acquire under all vested and unvested options and warrants granted to such individual under the Company's option plan.

(3)
This information is based on 108,538,085 common shares outstanding as of March 31, 2008.  Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities, Under Options/SARs Granted (#)	Per cent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of the Grant ($/Security)	Expiration Date
Duncan Copeland, CEO	250,000	19%	$0.12	$0.12	7/11/12
Jeffrey Lymburner, Former CEO	20,000	2%	$0.12	$0.12	7/11/12
Jim Moskos, Chief Operating Officer	500,000	37%	$0.12	$0.12	7/11/12
Tam Nguyen, Corporate Controller	40,000	3%	$0.12	$0.12	7/11/12

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options/SARs at FY-End Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Duncan Copeland, CEO	Nil	Nil	405,000/0	Nil
Jeffrey Lymburner, Former CEO	Nil	Nil	195,300/58,825	Nil
Jim Moskos, Chief Operating Officer	Nil	Nil	1,170,000/390,834	Nil
Tam Nguyen, Corporate Controller	Nil	Nil	145,000/26,666	Nil

(1)	Aggregate value realized is calculated as the difference between market value at exercise and the exercise price.

Compensation of Directors

For the 2007 financial year, directors received no cash payment as fees for meetings of the Board or Committees of the Board, which they attend, and no cash payments as fee for the signing of any resolution of directors or documents on behalf of the Company.  All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

The Management Resources and Compensation Committee is responsible for recommendations to the Board regarding the granting of incentive stock options to directors to encourage their serving on the Board and Committees, to afford them the opportunity to be compensated properly, and to provide them with an equity stake in the Company.

The following table provides a summary of the option grants to outside directors during 2007, which were not included in the summary compensation table above.

Stock Option Grants to Outside Directors during the fiscal year ended December 31, 2007
Name:	# Options Granted	Price CDN$	Date of Grant	Expiry Date of Option
Chris Bulger	250,000	0.12	July 11, 2007	July 11, 2012
Dave Gelineau	20,000	0.12	July 11, 2007	July 11, 2012
Darroch Robertson	60,000	0.12	July 11, 2007	July 11, 2012

During the 2007 financial year, Chris Bulger, Chairman of the Board, received $60,000 compensation for acting as non-executive Chair of the Board.

Directors and Officers Liability Insurance

The Company currently maintains Directors and Officers liability insurance in the amount of $5,000,000 in the aggregate for the term May 1, 2007 to May 1, 2008. All directors are entitled to full reimbursement for director liability without deduction. There is a deductible of $150,000 for each claim against the Company out of which the claim for reimbursement by individual directors arises. The aggregate annual premium for the policy is $80,000.  No director or officer will pay any portion of this premium.

COMPOSITION OF MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The Management Resources and Compensation Committee (the "Committee") of the Company consists of Chris Bulger (Chair), Darroch Robertson, and David Gelineau all of whom are directors of the Company.

Report on Executive Compensation

The Committee is responsible for: (a) recommendations to the Board regarding the appointment or removal of executives officers, reviewing the performance of executive officers and fixing their compensation; and (b) establishing incentive policies for the Company and overseeing its stock option plan. The Committee also reviews other compensation, performance, and succession matters within the Company from time to time, including the compensation of directors. The Committee approves the design of, assesses the effectiveness of, and administers executive compensation programs in support of compensation policies.

The Committee is responsible for implementing a compensation program that furthers the Company's objectives. The program includes the review and implementation of programs with respect to: (a) total compensation which strengthens the relationship between pay and performance; and (b) compensation opportunities that enhance the Company's ability to attract, retain and encourage the development of knowledgeable, experienced and capable management and employees.

Salaries

Base salaries for executive positions are determined in relation to the person's duties and responsibilities, the skill and knowledge required for such position and competitive market rates. Base salaries are targeted at competitive levels and are adjusted by the Committee to recognize varying levels of responsibility, prior experience, knowledge, performance and the market rates for such individuals.

Short-Term Incentives

Except for sales employees, who may be entitled to a bonus based on the achievement of revenue targets, stock options are the only incentive compensation for executives and employees of the Company (see "Long-Term Incentives" below).

Long-Term Incentives

Long-term incentives in the form of stock options are provided to directors, officers and employees, to address the Company's goals of attracting and retaining capable management and employees and providing total compensation competitive with the Company's competitors. The use of stock options is designed to create shareholder value over the long-term by encouraging equity ownership in the Company by such persons.

When awarding long-term incentives, the Committee considers levels of responsibility, skills and knowledge, prior experience and individual performance criteria.

2008 Outlook

It is the expectation of the Committee that executive and employee retention will continue to be an issue in 2008.  The Committee believes that human resources are one of the most valuable assets of the Company, and will continue to closely monitor compensation in that regard.

Submitted on behalf of the Committee.

T. Christopher Bulger (Chairman)
Darroch Robertson
David Gelineau

PERFORMANCE GRAPH

The following performance graph shows the cumulative return over the five-year period ending December 31, 2007 for Northcore common shares compared to the S&P/TSX Composite Index.  The table shows what a $100 investment in Northcore’s common shares and in the index, made at the end of the fiscal year ended December 31, 2003 would be worth in each of the past five years.  The stock price performance on the graph below is not necessarily indicative of future price performance.

December 31	2003	2004	2005	2006	2007
S&P/TSX Composite Index[1]	$100	$112.81	$137.52	$157.48	$165.49
NTI Common Shares[2]	$100	$52.50	$42.50	$37.50	$25.00

REPORT OF THE AUDIT COMMITTEE

     The present members of the Company’s Audit Committee are Darroch Robertson (Chair), Chris Bulger and Dave Gelineau.  Further information regarding the Company’s Audit Committee including the Composition of the Audit Committee, Pre-Approval Policies and Procedures and External Auditor Service Fees may be found in the section entitled “Audit Committee Information” under Item 6. section C.1. in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 (the “Form 20-F”). A copy of the Audit Committee Charter is also included as Exhibit 4.26 to the Form 20-F. The Company’s Form 20-F is available on SEDAR at www.sedar.com and can be obtained from the Company by contacting us at 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7.

1 The Toronto Stock Exchange Total Return index assumes dividend reinvestment.
2 Assumes $100 invested in Common Shares of NTI on December 31, 2003.  Values are as at December 31, 2003, 2004, 2005, 2006 and 2007.

The Audit Committee has reviewed and discussed the audited financial statements of the Company with management and its independent auditors.  Based on such review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be approved and included in the Company’s Annual Report for the fiscal year ended December 31, 2007, which has been filed with regulators on SEDAR and under Form 6-K with the Securities and Exchange Commission on EDGAR.

Submitted on behalf of the Audit Committee.

Darroch Robertson (Chairman)
T. Christopher Bulger
David Gelineau

AUDIT COMMITTEE FINANCIAL EXPERT

      The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on the Audit Committee.  The Board of Directors has determined that Darroch Robertson is a financial expert.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is, or at anytime during the most recently completed financial year was, a director, executive officer or senior officer of the Company or any proposed management nominee for election as a director of the Company, or any associate of any such director, officer or proposed management nominee is or has been indebted to the Company at any time during the last completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table provides information on the Company’s equity compensation plan as of December 31, 2007.

Equity Compensation Plan Approved By Shareholders	Number of Common Shares to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Common Shares remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares reflected in column (a)) (c)
Total as at December 31, 2007	4,278,467	$0.16	1,071,533

Stock Option Plan

The Stock Option Plan (“the Plan”) which was approved by shareholders on May 15, 1996, as amended (see below for details of amendments), currently provides that options may not be granted to purchase more than 5,350,000 common shares (post-consolidation). The Plan provides for the issuance of stock options to directors, officers and full time employees of the Company and its subsidiaries or any other person engaged to provide ongoing services to the Company which may expire as much as 10 years from the date of grant, at prices not less than the fair-market value of the common shares on the date of grant.

The granting of options is subject to the following conditions that: (i) not more than ten percent (10%) of the number of shares issued and outstanding from time to time (the “Outstanding Issue”) may be reserved for the granting of options to insiders; (ii) not more than ten percent (10%) of the Outstanding Issue may be reserved for the granting of options to insiders within a one-year period or issued to insiders or issued to insiders within a one-year period; and (iii) not more than five percent (5%) of the Outstanding Issue may be issued to any one insider in a one year period. The maximum number of securities any one person is entitled to receive under the Plan together with any shares reserved for issuance under options or warrants for services and employee stock option plans is five percent (5%) of the issued and outstanding shares as at the date of the grant of the Options.

The Plan is administered by a Committee of three members of the Board of Directors who are charged with determining: the times when options will be granted and exercisable; the option price; and the term of options up to a maximum of ten (10) years. Entitlements under the Plan expire upon termination of employment and in the case of death, grants of options are exercisable by the legal personal representative of a deceased option holder within three months of death. Grants of options under the Plan are not assignable. The Board of Directors may amend or discontinue the Plan, subject to required regulatory or shareholder approval, provided that no amendment may increase the number of shares that may be optioned under the Plan, change the manner of determining the minimum option price or, without the consent of an option holder, alter or impair any option previously granted under the Plan.

Summary of Stock Option Plan Amendments:

On May 15, 1996, the shareholders approved the stock option plan that allowed the Company to grant options to purchase no more than 1,500,000 common shares.

On June 2, 1998, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan by 600,000 to 2,100,000.

On May 3, 1999, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan by 2,861,168 to 4,961,168.

On May 16, 2000, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to be 16.4 percent of the issued capital of the Company or 8,700,000 common shares of the Company.

On September 12, 2001, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to be 10,700,000 being 14 percent of the issued capital of the Company following the acquisition of ADB Systemer ASA in Norway. Also, on this date, the shareholders approved a consolidation of the issued shares of the Company on a one-for-two basis. As a result, the maximum number of common shares to be granted under the Plan was amended to be 5,350,000 from 10,700,000.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than the transactions referred to herein, there have been no transactions since the beginning of the Company's last completed financial year or any proposed transaction which have materially affected or would materially affect the Company in which any director or senior officer of the Company, any proposed management nominee for election as a director of the Company, any person or company who owns of record, or is known by the Company to own beneficially, directly or indirectly, more than 10 percent of any class of securities of the Company, or any associate or affiliate of any of the foregoing persons or companies has a direct or indirect interest.

In connection with the refinancing of the Series G notes, on June 15, 2007 the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per common share, to holders of $1,360,000 of the Series G secured subordinate notes, in payment of the related $449,000 accrued interest.  The following officers and directors participated in the equity offering and received shares in payment of the interest accrued on their Series G notes: Jeff Lymburner, CEO of the Company at the time, was issued 110,000 shares and Jim Moskos, Chief Operating Officer and a director of the Company, was issued 22,000 shares.

Also, on June 15, 2007 the Company completed a private placement issuance of new Series K secured subordinated notes with a face amount of $1,360,000 to existing holders of $1,360,000 of the Series G secured subordinated notes. The following officers and directors purchased Series K notes: Jeff Lymburner, CEO of the Company at the time, purchased $50,000 of Series K notes that have not yet been converted and Jim Moskos, Chief Operating Officer and a director of the Company, purchased $10,000 of Series K notes that have not yet been converted.

CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management of the Company believe that sound corporate governance practices are important to the performance of the Company.  Schedule “A” attached hereto sets out the corporate governance practices and polices of the Company, with reference to the best practices guidelines set out in National Policy 58-201 - Corporate Governance Guidelines of the Canadian Securities Administrators.  Schedule “B” to this Circular sets out the Terms of Reference of the Company’s Board of Directors.

The Corporate Governance Committee of the Company consists of Chris Bulger (Chair) and David Gelineau who are both directors of the Company. The Corporate Governance Committee, all of whose members are unrelated, oversees the implementation of the Company’s governance guidelines.  The Committee also oversees the process for nominations to the Board of Directors and assesses the overall effectiveness of the Board.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

The final due date by which the Company must receive shareholder proposals for inclusion in the management information circular and proxy for the 2009 annual meeting of Shareholders of the Company is December 31, 2008.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Additional financial information is provided in the annual comparative financial statements for the fiscal year ended December 31, 2007, the notes appended thereto and in the Management's Discussion and Analysis for the fiscal year ended December 31, 2007 which are included in the Company’s 2007 Annual Report. Copies of the 2007 Annual Report, Form 20-F and any documents incorporated by reference in this Management Information Circular, can be obtained upon request to the Company or by going to SEDAR at www.sedar.com.  The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

The Board of Directors of the Company has approved the contents of this Management Information Circular and the mailing of same on or about May 1, 2008 to shareholders of record on April 18, 2008, to each director of the Company and to the auditors of the Company.

DATED at Toronto, Ontario this 15th day of April, 2008.

BY ORDER OF THE BOARD

T. Christopher Bulger
Chairman of the Board of Directors

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Canadian Securities Administrators Corporate Governance Guidelines	Northcore’s Corporate Governance Practices and Procedures
1.    Board of Directors
A majority of the directors of the board should be independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

1.    The Company’s Board of Directors (the “Board”) is composed of six directors and three out of six directors are independent directors (those independent from management or any significant controlling shareholders).   The independent directors are as follows: Messrs. Chris Bulger, Darroch Robertson and David Gelineau. Duncan Copeland and Jim Moskos, the CEO and COO respectively, of the Company, and Jeff Lymburner, the former CEO are the related directors.  The Company does not have a controlling shareholder.

Although the Board consists of an equal number of independent and related directors, the Board believes that given the depth of experience of the current independent directors (who are also nominated for re-election), the Board will be able to exercise independent judgment in carrying out its responsibilities. In addition, the bylaws of the Company provide that all matters that require approval of the directors require at least a majority of the Board to approve the matter, and in the case of an equality of votes the Chairman shall be entitled to a second or casting vote, which in effect gives the independent directors negative control of the Board regarding any new proposals or matters to be implemented by the Company.

Mr. Bulger, an independent director and non-executive Chairman of the Board provides leadership for the directors and facilitates the functioning of the Board independent from management.

2. If a director is presently a director of any other reporting issuer, identify both the director and the other issuer	2. Disclosure of directorships of other reporting issuers currently held by the Company’s directors is set out in the director biographic summaries included on pages 4 and 5 of this Circular.
3. The independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.
3.    The independent directors meet without the non-independent directors and members of management on an as required basis. Meetings of the independent directors are generally held in conjunction with regularly scheduled Board meetings. Since the beginning of the issuer’s most recently completed financial year the independent directors have met four times.

4. The chair of the board should be an independent director.	4. In keeping with best corporate governance practices the directors have appointed an independent director, Chris Bulger, to serve as the non-executive Chair of the Company.
5. Board Mandate The board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer.
5.    The Board’s written mandate is contained in the Company’s Terms of Reference of the Board of Directors that is attached as schedule “B”. These Terms of Reference specifically acknowledge the stewardship responsibility of the Board. The primary responsibilities of the Board are:
•    Strategic Planning and Managing Risk
•    Succession Planning and appointment of Senior Management
•    Effective communication to stakeholders and the public
•    Integrity and Internal Controls.

6.    Position Descriptions
The board should develop clear position descriptions for the chair of the board and the chair of each board committee. In addition, the board should develop a clear position description for the CEO. The board should also develop or approve the goals and objectives that the CEO must meet.

6.    The Corporate Governance Committee is responsible for working with management of the company to develop position descriptions for both the CEO and Chair of the Board. To delineate the role and responsibilities of each of the CEO, the Chair of the Board, and chairs of each of the committees, the Board has adopted the following written position descriptions, which are set out in the Terms of Reference of the Board of Directors. The responsibilities of the Chairman of the Board include presiding over Board meetings, assuming principal responsibility for the Board’s operation, and ensuring that Board functions are effectively carried out. The responsibilities of the Chief Executive Officer include overseeing the management of the day-to-day operations of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets. The responsibility of the Chair of each of the Board Committees is to set meeting agendas, schedule committee meetings when required or appropriate and report on the activities of the committee to the Board.  The Corporate Governance Committee reviews and approves the position descriptions and will measure the performance of the Chairman of the Board and the CEO against the objectives set out.

7.    Orientation and Continuing Education
The Board should ensure that all new directors receive a comprehensive orientation. All new directors should understand the nature and operation of the issuer’s business.
The Board should provide continuing education opportunities for all directors.

7.    The Company’s orientation and education program for new directors is administered by the Chair of the Board and Corporate Secretary with direction from the Corporate Governance Committee.  All new Board members are invited to tour the offices of the Company and meet directly with management prior to joining the Board.  In addition, directors may be provided with a record of minutes from previous directors meetings, a copy of each Committee’s charter, press releases, annual reports and marketing materials.

In addition, the Board and Committees receive updates from in-house and external legal counsel, as necessary, with respect to applicable regulatory or other requirements relating to responsibilities of members of the Board or its respective committees. On an ongoing basis, the Board and Committees are provided with updates from management and in-house legal counsel relating to specific aspects of the Company’s business or to learn about the latest trends in governance issues.

8. Ethical Business Conduct The Board should adopt a written code of business conduct and ethics. The code should be applicable to directors, officers and employees of the issuer.
8.    The Company has adopted a Code of Business Conduct and Ethics, applicable to all our directors, officers and employees, which is posted under the Company’s profile on SEDAR at www.sedar.com. Procedures are in place to ensure compliance with the code at all levels of the Company, including directors, officers and employees. Copies of the Code may also be obtained by submitting a request in writing to the Company at 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7.

The Board should be responsible for monitoring compliance with the code.
The Board is responsible for monitoring compliance with the Code of Business Conduct and Ethics. Each year the Corporate Governance Committee is mandated to approve the processes for administering the Code and to review with management the results of their assessment of the Company’s compliance with the Code.

The Board must ensure that directors exercise independent judgment in considering transactions and agreements in which a director or executive officer has a material interest.	The Code of Business Conduct and Ethics outlines the expectations of directors when considering transactions and agreements in which they have a material interest.
The Board should take steps to encourage and promote a culture of ethical business conduct.
Northcore is committed to the highest standards of ethical and professional business conduct. The Board and management have worked together to establish the following additional policies and procedures to ensure that the Company’s business is conducted in accordance with proper ethical standards and in compliance with all relevant laws and regulations:
•       Code of Business Conduct and Ethics
•       Disclosure Policy
•       Whistleblower Policy

The Board believes it has taken the necessary steps to promote a culture of ethical business conduct.

9. Nomination of Directors The Board should appoint a nominating committee composed entirely of independent directors.
9.    The Company does not have a separate nominating committee, but the Corporate Governance Committee is responsible for proposing and reviewing Board nominations.  The Corporate Governance Committee is comprised entirely of independent directors.

The Corporate Governance Committee is mandated to review annually the competencies, skills and personal qualities of candidates to be considered for nomination to the Board. In selecting nominees as new directors, the Corporate Governance Committee will assess the ability to contribute to the effective management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that is appropriate and beneficial to the Company. In addition, the Corporate Governance Committee will ensure that the Board will comply with any applicable requirements of the Business Corporation’s Act (Ontario), the Toronto Stock Exchange and the Over-the-Counter Bulletin Board on which Northcore’s shares are traded and any applicable regulatory authorities. The Committee will also consider the application of any applicable stock exchange guidelines or recommendations regarding the composition of the Board.

10. Compensation The Board should appoint a compensation committee composed entirely of independent directors.
10.  The Company’s Management Resources and Compensation Committee is composed entirely of independent directors and is responsible for reviewing the compensation of the Company’s directors and officers.

The Management Resources and Compensation Committee Charter includes responsibility to establish performance objectives for the CEO and Chair and to make recommendations to the board with respect to the appropriate compensation level based on their evaluation of their performance in light of those goals. The Committee is also responsible for the appointment and compensation of other senior management and incentive and equity based plans for all employees.

The Company grants directors incentive stock options to encourage their serving on the Board and Committees, to afford them the opportunity to be compensated properly, and to provide them with an equity stake in the Company.  For details on the compensation of directors please see the section titled “Compensation of Directors” in the Company’s Management Information Circular dated April 15, 2008.

11. Operations of the Board of Directors Identify the standing committees of the board other than the audit, compensation and nominating committees, and describe their function.
11.    There are no other standing committees of the Board other than the following three committees appointed by the Board:

•    The Audit Committee
•    The Management Resources and Compensation Committee
•    The Corporate Governance Committee

The Audit Committee, all of whose members are unrelated, meets with Management and the Company's auditors on a periodic basis, before the release of quarterly results and before submission of the Company's annual financial statements to the Board. The Committee is responsible for the review and assessment of the audit practices and internal controls of the Company, inquiry of the auditors as to cooperation in access and disclosure by Management and the ultimate approval of the Company's annual financial statements for submission to the Board and to the shareholders.

The Management Resources and Compensation Committee, all of whose members are unrelated, is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering the stock option plan of the Company and ensuring that salary and benefit programs are continuously suitable for acquiring, retaining and motivating employees.

The Corporate Governance Committee, all of whose members are unrelated, oversees the implementation of the Company’s governance guidelines.  The Committee also oversees the process for nominations to the Board of Directors and assesses the overall effectiveness of the Board.

The board, its committees and each individual should be regularly assessed with respect to their effectiveness and contribution.
Each committee is mandated to evaluate the effectiveness of its performance, each of its members and the adequacy of its respective committee charter.

The Corporate Governance Committee is mandated to assess the performance of the Board and is currently in the process of establishing an annual Director peer evaluation survey to satisfy itself that the board is performing effectively.

SCHEDULE “B”

TERMS OF REFERENCE OF THE BOARD OF DIRECTORS

I. STEWARDSHIP OF THE COMPANY AND BOARD RESPONSIBILITIES

•      The Board of Directors (the “Board”) is responsible for overseeing and directing the affairs of Northcore Technologies Inc. (the “Company”) in the best interests of all shareholders in conformity with all applicable legal, accounting and reporting requirements. To discharge this responsibility, the Board is obligated by the Business Corporations Act (Ontario), to supervise the management of the business and affairs of the Corporation.

•      Directors have a duty under corporate law to exercise independent judgement and to always make decisions with the best interests of the Company in mind.

The following are the primary and specific responsibilities and duties of the Board of Directors:

1.    Strategic Planning

The Board is responsible for approving the long-term goals of the Company and for ensuring that a strategic planning process is adopted to achieve these goals. The Board participates in and considers strategic planning and associated business risks, and if deemed appropriate, adopts plans developed by Management. Management has primary responsibility for developing such strategic plans. These plans should result in the Company achieving its long-term goals and should strike an appropriate balance between shore and long-term considerations. The Board is charged with monitoring and evaluating management’s successes in implementing these plans.

2.    Risk Management

The Board is responsible for ensuring that the risks, which impact the Company’s business, are regularly identified and understood. The Board must ensure that the appropriate systems are implemented to monitor and manage these risks for the benefit of long-term viability of the Company.

The Audit Committee of the Board of Directors shall meet regularly to monitor and review financial risks and to assess the practices and policies of internal and external auditors.

3.    Succession Planning and Senior Management

The Board takes responsibility for appointing those members of senior management who become officers of the Company. Management of the Company makes recommendations to the Board as to various senior management positions for their consideration and appointment.

The Board approves the CEO’s strategic plan and regularly monitors the performance of senior management against the plan.

4.    Communications Policy

The Board is responsible for overseeing the establishment of policies and procedures to ensure effective corporate communications between the Company, its shareholders, other stakeholders and the public. These practices include establishing controls over the dissemination of confidential information and ensuring that material information is disclosed to shareholders on a regular and timely basis. On March 22, 2005 the Board adopted a Disclosure policy, which sets out the Company’s disclosure policies, procedures and controls. The Board is also responsible for regularly reviewing the assessing the effectiveness of these policies and procedures.

5.    Integrity and Internal Controls
The Board, through the Audit Committee, reviews and approves methods of controlling corporate assets, information systems and the financial reporting processes in accordance with generally accepted accounting principals.  The Corporate Controller meets regularly with the Audit Committee and apprises the Committee of the status and results of internal and external audits.

6.    Code of Business Conduct and Ethics

The Board is responsible for establishing corporate policies and procedures to encourage and promote a culture of ethical business conduct and to ensure that the Company’s business is conducted in compliance with all relevant laws and regulations. On March 23, 2007 the Board adopted a new Code of Business Conduct and Ethics, applicable to all our directors, officers and employees, which is posted under the Company’s profile on SEDAR at www.sedar.com.

7.    Specific Responsibilities

•      Review and approve corporate objectives, strategies, annual operating plans and budgets.
•      Review business and financial performance and deviations from operating plans and approving corrective actions.
•      Review and approve business acquisitions, divestitures and strategic alliances.
•      Review and approve all expenditures authorizations, which materially exceed individual or aggregate expenditure levels established in previously approved annual operating budgets.
•      Review and approve all banking resolutions.
•      Review and approve all share capital transactions.
•      Review on a regular basis the policies and procedures established by management for ensuring compliance with applicable laws and regulations.
•      Establish appropriate committees of the Board and their terms of reference and review and approve reports or recommendations of the Board’s committees.
•      Review and approve the Annual Report, Annual Report in Form 20-F, Annual Information Form, Management Information Circular, quarterly financial statements, Management Discussion and Analysis, and annual financial statements.
•      Provide advice to management as appropriate and take a critical role in assessing and challenging, where appropriate, recommendations and proposals from management.
•       Evaluate exposure to Corporate, Director and Officer liability issues and consider steps to manage and minimize exposure to such risks.

II. CONSTITUTION OF THE BOARD AND BOARD APPOINTMENTS

•      The Articles of Incorporation of the Company currently provide for a Board of Directors consisting of not less than three (3) and not more than fifteen (15) directors, to be elected annually. Pursuant to the Company’s by-laws the Board has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the Articles of the Company. The Board of Directors has determined by resolution that the size of the Board is six (6) directors.
•      The Corporate Governance Committee should regularly assess the most appropriate size for the Board taking into account independence and shareholder relationships.
•      The Board should have a majority of independent directors.
•      The Board shall appoint all corporate officers including the Chair and CEO.
•      The Board shall develop clear position descriptions for the Chair, CEO and each of the Chairs of the committees of the Board to delineate the responsibilities of these positions.
•      The Corporate Governance Committee reviews and approves the position descriptions and will measure the performance of the Chairman of the Board and the CEO against the objectives set out.

Position Descriptions:

Chair of the Board
The Chairman of the Board is responsible for presiding over Board meetings, assuming principal responsibility for the Board’s operation, and ensuring that Board functions are effectively carried out.

Chief Executive Officer
The Chief Executive Officer is responsible for overseeing the management of the day-to-day operations of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

Committee Chairs
        The Chair of each of the Board Committees is responsible for setting meeting agendas, scheduling committee meetings when required or appropriate and reporting on the activities of the committee to the Board.

III. BOARD MEETINGS AND PROCEDURES

•      The Board will hold a minimum of five meetings a year, one after each quarter end and one to consider the Annual Business Plan and Budget. Additional meetings may be held from time to time as necessary or appropriate.
•      All directors are expected to attend all meetings.
•      Members of management will be invited to participate in Board meetings at the pleasure of the Board.
•      Meetings will provide for and allow for independent discussion and input from all Board members and discussion among unrelated directors, when appropriate.
•      The Board my delegate specific tasks, assignments or authority to individuals, or committees.
•      To assist the Board with responsibilities for corporate governance, organization, succession planning, officer appointment, selection of nominees for director and compensation, the following committees have been established: Corporate Governance Committee; and Management Resources and Compensation Committee.
•      Board meeting minutes, and also committee meeting minutes will be duly recorded in minute format by such person as may be designated from time to time. Minutes of meetings of  Board committees will be provided to directors prior to the next Board meeting.
•      Board meeting agendas will be prepared by the Chair and CEO.